SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO CUT DUBLIN BASED FLEET BY 20% FROM 30 TO 24 FOR WINTER 2018

90 DAY PROTECTIVE NOTICE ISSUED TO OVER 100 DUBLIN BASED PILOT & 200 CABIN CREW EMPLOYEES

AT LEAST 6 DUBLIN AIRCRAFT SWITCH TO GROWING POLISH CHARTER AIRLINE

Ryanair's Board today (25 July) approved a plan to cut its Dublin based fleet from 30 to (at most) 24 aircraft for the winter 2018 season. These reductions have been driven by the rapid growth of Ryanair's Polish charter airline, which is growing profitably in 2018, allied to a down turn in forward bookings and airfares in Ireland partly as a result of recent rolling strikes by Irish pilots, which has had a negative effect on (close-in) high fare bookings and forward air fares as consumer confidence in the reliability of our Irish flight schedules has been disturbed.

Ryanair's Polish airline, Ryanair Sun, will now offer over 10 aircraft to Polish tour operators, more than double the 5 aircraft offered in Summer 2018. We expect few route closures from Dublin, although some routes may suffer frequency reductions.

In the light of these Dublin base cuts, Ryanair has today issued letters of (90 days) protective notice to over 100 pilots and over 200 cabin crew employees, whose services may not be required from 28 Oct onwards, due to this 20% reduction in the Dublin fleet this winter.

Ryanair will now begin the consultations with its people on redundancy, which, if redundancies are necessary, will be determined by Ryanair's assessment of flight performance, productivity, attendances, and base transfer requests. Ryanair will be offering transfers to Poland (and possibly some other bases) to these Dublin based pilots and cabin crew employees for Winter 2018 in order to minimise any redundancies.

Ryanair's COO Peter Bellew said:

"We regret these base aircraft reductions at Dublin for Winter 2018, but the Board has decided to allocate more aircraft to those markets where we are enjoying strong growth (such as Poland), and this will result in some aircraft reductions and job cuts in country markets where business has weakened, or forward bookings are being damaged by rolling strikes by Irish pilots. Ryanair operates a fleet of over 450 aircraft from 87 bases across Europe. We can only do so if we continue to offer low fares, reliable flight services to our customers, and if our reputation for reliability or forward bookings is affected, then base and potential job cuts such as these at Dublin are a deeply regretted consequence".

Editor's Note: Ryanair has invited Forsa and its Pilots Committee to a meeting this afternoon to brief them on these planned base cuts and job losses.

ENDS

For further information
please contact:
Robin Kiely                              Piaras Kelly
Ryanair DAC                           Edelman Ireland
Tel: +353-1-9451949              Tel: +353-1-6789333
press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 July, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary